Exhibit 99.2

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT

		Unaudited		Unaudited
		Three months ended		Six months ended
		June 30,		June 30,
	Note	2021	2022	2021	2022
		RMB’million	RMB’million	RMB’million	RMB’million
Revenue from online music services		2,950	2,878	5,699	5,494
Revenue from social entertainment services and others		5,058	4,027	10,133	8,055

Total revenues	6	8,008	6,905	15,832	13,549
Cost of revenues		(5,571)	(4,842)	(10,929)	(9,626)

Gross profit		2,437	2,063	4,903	3,923
Selling and marketing expenses		(669)	(303)	(1,341)	(633)
General and administrative expenses		(1,008)	(1,114)	(1,891)	(2,126)

Total operating expenses		(1,677)	(1,417)	(3,232)	(2,759)
Interest income		123	151	277	301
Other gains, net	7	152	248	251	329

Operating profit		1,035	1,045	2,199	1,794
Share of net (loss)/profit of investments accounted for using equity method	14	(22)	(6)	(49)	14
Finance costs	9	(29)	(23)	(60)	(53)

Profit before income tax		984	1,016	2,090	1,755
Income tax expense	10(a)	(113)	(124)	(240)	(214)

Profit for the period		871	892	1,850	1,541

Attributable to:
Equity holders of the Company		827	856	1,753	1,465
Non-controlling interests		44	36	97	76

		871	892	1,850	1,541

		RMB	RMB	RMB	RMB
Earnings per share for Class A and Class B ordinary shares	11
Basic		0.25	0.27	0.52	0.45
Diluted		0.24	0.26	0.52	0.45

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic		0.49	0.53	1.05	0.90
Diluted		0.49	0.53	1.03	0.90

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Unaudited		Unaudited
	Three months ended June 30,		Six months ended June 30,
	2021	2022	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million
Profit for the period	871	892	1,850	1,541
Other comprehensive income, net of tax:
Item that will not be reclassified subsequently to profit or loss
Fair value changes on financial assets at fair value through other comprehensive income	259	(1,924)	(1,145)	(4,290)
Currency translation differences	(347)	686	(195)	621
Items that may be subsequently reclassified to profit or loss
Currency translation differences	17	(61)	9	(60)
Share of other comprehensive income/(losses) of associates	29	(18)	12	(3)

Total comprehensive income/(losses) for the period	829	(425)	531	(2,191)

Attributable to:
Equity holders of the Company	785	(461)	434	(2,267)
Non-controlling interests	44	36	97	76

	829	(425)	531	(2,191)

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

		Audited	Unaudited
		As at December 31,	As at June 30,
	Note	2021	2022
		RMB’million	RMB’million
ASSETS
Non-current assets
Property, plant and equipment	12	243	268
Land use rights	12	1,495	2,517
Right-of-use assets	13	283	465
Intangible assets	12	2,829	2,751
Goodwill	12	19,121	19,493
Investments accounted for using equity method	14	3,599	4,117
Financial assets at fair value through other comprehensive income	15(a)	7,302	3,240
Other investments	15(b)	199	285
Prepayments, deposits and other assets	16	743	622
Deferred tax assets	10(b)	346	399
Term deposits		4,303	4,433

		40,463	38,590

Current assets
Inventories		24	23
Accounts receivable	17	3,610	2,898
Prepayments, deposits and other assets	16	2,731	3,398
Other investments	15(b)	37	37
Short-term investments	15(c)	1,029	1,116
Term deposits		12,769	10,202
Cash and cash equivalents		6,591	10,044

		26,791	27,718

Total assets		67,254	66,308

EQUITY
Equity attributable to equity holders of the Company
Share capital	18	2	2
Additional paid-in capital	18	36,238	36,379
Shares held for share award schemes	18	(183)	(193)
Treasury shares	18	(3,660)	(4,631)
Other reserves		3,726	22
Retained earnings		14,194	15,659

		50,317	47,238
Non-controlling interests		738	1,038

Total equity		51,055	48,276

LIABILITIES
Non-current liabilities
Notes payable	20	5,062	5,331
Accounts payable		93	48
Other payables and other liabilities	21	32	14
Deferred tax liabilities	10(b)	271	250
Lease liabilities		205	378
Deferred revenue	22	86	110

		5,749	6,131

Current liabilities
Accounts payable		4,329	5,738
Other payables and other liabilities	21	3,832	3,787
Current tax liabilities		363	393
Lease liabilities		92	88
Deferred revenue	22	1,834	1,895

		10,450	11,901

Total liabilities		16,199	18,032

Total equity and liabilities		67,254	66,308

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Unaudited
		Attributable to equity holders of the Company
	Note	Share capital	Additional paid-in capital	Shares held for share award schemes	Treasury shares	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
		RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
Balance at January 1, 2021		2	35,044	(78)	(134)	6,300	11,111	52,245	486	52,731

Profit for the period		—	—	—	—	—	1,753	1,753	97	1,850
Fair value changes on financial assets at fair value through other comprehensive income		—	—	—	—	(1,145)	—	(1,145)	—	(1,145)
Share of other comprehensive income of associates		—	—	—	—	12	—	12	—	12
Currency translation differences		—	—	—	—	(186)	—	(186)	—	(186)

Total comprehensive income for the period		—	—	—	—	(1,319)	1,753	434	97	531

Transactions with equity holders:
Expiry of put right of puttable ordinary shares	18	—	535	—	—	—	—	535	—	535
Exercise of share options/ Restricted share units(“RSUs”)	18	—	580	—	—	(537)	—	43	—	43
Non-controlling interests arising from business combination		—	—	—	—	—	—	—	6	6
Share-based compensation - value of employee services	19	—	—	—	—	309	—	309	—	309
Shares held for share award schemes	18	—	—	(90)	—	—	—	(90)	—	(90)
Repurchase of shares		—	—	—	(1,682)	—	—	(1,682)	—	(1,682)
Additional investments in a non-wholly owned subsidiary		—	—	—	—	(19)	—	(19)	—	(19)
Disposal of subsidiaries		—	—	—	—	—	—	—	(4)	(4)
Dividend to non-controlling interests		—	—	—	—	—	—	—	(2)	(2)

Total transactions with equity holders at their capacity as equity holders for the period		—	1,115	(90)	(1,682)	(247)	—	(904)	—	(904)

Balance at June 30, 2021		2	36,159	(168)	(1,816)	4,734	12,864	51,775	583	52,358

		Unaudited
		Attributable to equity holders of the Company
	Note	Share capital	Additional paid-in capital	Shares held for share award schemes	Treasury shares	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
		RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
Balance at January 1, 2022		2	36,238	(183)	(3,660)	3,726	14,194	50,317	738	51,055

Profit for the period		—	—	—	—	—	1,465	1,465	76	1,541
Fair value changes on financial assets at fair value through other comprehensive income		—	—	—	—	(4,290)	—	(4,290)	—	(4,290)
Share of other comprehensive income of associates		—	—	—	—	(3)	—	(3)	—	(3)
Currency translation differences		—	—	—	—	561	—	561	—	561

Total comprehensive loss for the period		—	—	—	—	(3,732)	1,465	(2,267)	76	(2,191)

Transactions with equity holders:
Exercise of share options/ Restricted share units(“RSUs”)	18	—	141	—	234	(372)	—	3	—	3
Non-controlling interests arising from business combination		—	—	—	—	—	—	—	221	221
Share-based compensation — value of employee services	19	—	—	—	—	351	—	351	—	351
Shares held for share award schemes	18	—	—	(10)	—	—	—	(10)	—	(10)
Repurchase of shares		—	—	—	(1,205)	—	—	(1,205)	—	(1,205)
Additional investments in a non-wholly owned subsidiary		—	—	—	—	—	—	—	3	3
Other equity transactions	18	—	—	—	—	49	—	49	—	49

Total transactions with equity holders at their capacity as equity holders for the period		—	141	(10)	(971)	28	—	(812)	224	(588)

Balance at June 30, 2022		2	36,379	(193)	(4,631)	22	15,659	47,238	1,038	48,276

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

		Unaudited Six months
		ended June 30,
	Note	2021	2022
		RMB’million	RMB’million
Cash flows from operating activities
Cash generated from operations		2,848	3,770
Interest received		256	290
Income taxes paid		(282)	(325)

Net cash inflow from operating activities		2,822	3,735

Cash flows from investing activities
Payments for business combinations, net of cash acquired		(2,075)	(165)
Purchase of property, plant and equipment		(89)	(43)
Purchase of intangible assets		(502)	(218)
Payments for land use right		(292)	(526)
Placement of short-term investments	15(c)	(4,596)	(160)
Receipt from short-term investments	15(c)	2,385	91
Placement of term deposits with initial terms of over three months		(7,565)	(10,372)
Receipt from maturity of term deposits with initial terms of over three months		8,779	12,809
Proceeds from disposal of subsidiaries		1	—
Payments for acquisition of investments accounted for using equity method		(1,350)	(402)
Payments for acquisition of other investments accounted for as financial assets at fair value through profit or loss		—	(150)
Receipts from repayments of loans to a third party		1	—
Dividend received		—	19
Capital reduction from associates		—	21
Other investing activities		—	1

Net cash (outflow)/inflow from investing activities		(5,303)	905

Cash flows from financing activities
Proceeds from exercise of share options	18	85	3
Payments for acquisition of non-controlling interests in non-wholly owned subsidiaries		(19)	—
Shares withheld for share award schemes	18	(52)	(5)
Payment for repurchase of ordinary shares	18	(1,683)	(1,286)
Dividends paid to non-controlling interests		(2)	—
Proceeds from issuance of additional equity of non-wholly owned subsidiaries		6	3
Payments for interests		(54)	(59)
Principal elements of lease payments	13	(54)	(73)
Proceeds from other equity transactions	18	—	49

Net cash outflow from financing activities		(1,773)	(1,368)

Net (decrease)/increase in cash and cash equivalents		(4,254)	3,272
Cash and cash equivalents at beginning of the period		11,128	6,591
Exchange differences on cash and cash equivalents		(52)	181

Cash and cash equivalents at end of the period		6,822	10,044

NOTES TO THE INTERIM FINANCIAL INFORMATION

1	General information

Tencent Music Entertainment Group (the “Company” or “TME”), formerly known as China Music Corporation (“CMC”), was incorporated under the laws of the Cayman Islands on June 6, 2012 as an exempted company with limited liability under the Companies Law (2010 Revision) of the Cayman Islands. Our registered office in the Cayman Islands is located at the office of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company is controlled by Tencent Holdings Limited (“Tencent”), a company incorporated in the Cayman Islands with limited liability whose shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited. The Company’s American Depositary Shares (“ADSs”) have been listed on the New York Stock Exchange since December 12, 2018. Each ADS of the Company represents two ordinary shares.

The Company, its subsidiaries, its controlled structured entities (“Variable interest entities,” or “VIE”) and their subsidiaries (“Subsidiaries of VIEs”) are collectively referred to as the “Group”. The Group is principally engaged in operating online music entertainment platforms to provide music streaming, online karaoke and live streaming services in the PRC. The Company does not conduct any substantive operations of its own but conducts its primary business operations through its wholly-owned subsidiaries, VIEs and subsidiaries of VIEs in the PRC.

The condensed consolidated financial information comprises the consolidated balance sheet as of June 30, 2022, the related condensed consolidated income statement and the condensed consolidated statement of comprehensive income for the three and six months then ended, the related condensed consolidated statement of changes in equity and the condensed consolidated statement of cash flows for the six months then ended, and a summary of significant accounting policies and other explanatory notes (the “Interim Financial Information”). The Interim Financial Information is presented in Renminbi (“RMB”), unless otherwise stated. The Interim Financial Information has not been audited.

In July 2016, Tencent acquired control of the Company through a series of transactions, pursuant to which Tencent injected substantially all of its online music business in the mainland China (“Tencent Music Business”) into the Company in exchange for certain number of shares issued by the Company (“Merger”). Upon the completion of such transactions, the Company became a subsidiary of Tencent and was renamed to its current name in December 2016. The Merger was accounted for as a reverse acquisition under which Tencent Music Business is regarded as the acquirer, and accordingly these historical financial information have been presented as a continuation of the historical financial information of Tencent Music Business.

2	Basis of preparation and presentation

The Interim Financial Information has been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” issued by International Accounting Standards Board and should be read in conjunction with the annual consolidated financial statements of the Group for the year ended December 31, 2021 (“2021 Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by International Accounting Standards Board.

3	Significant accounting policies

Except as described below, the accounting policies and method of computation used in the preparation of the Interim Financial Information are generally consistent with those used in the 2021 Financial Statements in all material aspects, which have been prepared in accordance with IFRS under the historical cost convention, as modified by the revaluation of other investment, financial assets at fair value through other comprehensive income, short-term investments, other financial liabilities, which are carried at fair value.

Taxes on income for the interim period are accrued using the estimated tax rates that would be applicable to expected total annual assessable profit.

(a)	Standards, amendments to standards and interpretations adopted

All effective standards, amendments to standards and interpretations, which are mandatorily effective for the financial year beginning on January 1, 2022, are consistently applied to the Group. The standards, amendments to standards and interpretations adopted did not have material impact on the amounts recognized in prior periods and are not expected to significantly affect the current and future periods.

(b)	Recent accounting pronouncements

The following new standards and amendments to standards have not come into effect for the financial year beginning January 1, 2022 and have not been early adopted by the Group in preparing the consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of the Group.

Effective for annual periods beginning on or after

Amendments to IAS 28 and IFRS 10	Sale or contribution of assets between an investor and its associate or joint venture	To be determined

IAS 1 (amendments)	Classification of Liabilities as Current or Non-current	January 1, 2023

IFRS 17	Insurance contracts	January 1, 2023

Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies	January 1, 2023

Amendments to IAS 8	Definition of Accounting Estimates	January 1, 2023

Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023

The Group considers the lease as a single transaction in which the assets and liabilities are integrally linked. There is no net temporary difference at inception. Subsequently, when differences on settlement of the liabilities and the amortization of right-of-use assets arise, there will be a net temporary difference on which deferred tax is recognized. Upon the effective of amendments to IAS 12 on January 1, 2023, the Group will need to recognize a deferred tax asset and a deferred tax liability for the temporary differences arising on a lease on initial recognition.

4	Estimate

The preparation of the Interim Financial Information requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing the Interim Financial Information, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those applied to the 2021 Financial Statements.

5	Financial risk management

(a)	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, price risk and interest rate risk), credit risk and liquidity risk.

The Interim Financial Information does not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the 2021 Financial Statements.

There were no changes in any material risk management policies during the six months ended June 30, 2022.

(b)	Capital risk management

The Group’s objectives on managing capital are to safeguard the Group’s ability to continue as a going concern and support the sustainable growth of the Group in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to enhance shareholders’ value in the long term.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

As at December 31, 2021 and June 30, 2022, the directors of the Company consider the risk of the Group’s capital structure is remote as the Group has a net cash position.

(c)	Fair value estimation

The table below analyzes the Group’s financial instruments carried at fair value as at December 31, 2021 and June 30, 2022, by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2); and

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

As at December 31, 2021 and June 30, 2022, the Group’s financial instruments carried at fair values comprised financial assets at fair value through other comprehensive income (Note 15(a)) stated in the consolidated balance sheets were measured at level 1 hierarchy, while other investments (Note 15(b)) and short-term investments (Note 15(c)) at level 3 fair value hierarchy.

The fair value of financial instruments traded in active markets is determined with reference to quoted market prices at the end of the reporting period. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. These instruments are included in level 1.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required for evaluating the fair value of a financial instrument are observable, the instrument is included in level 2. If one or more of the significant inputs are not based on observable market data, the instrument is included in level 3.

The Group has a team of personnel who performs valuation on these level 3 instruments for financial reporting purposes. The team adopts various valuation techniques to determine the fair value of the Group’s level 3 instruments. External valuation experts may also be involved and consulted when it is necessary.

The components of the level 3 instruments mainly include short-term investments and investments in unlisted companies classified as other investment. As these instruments are not traded in an active market, their fair values have been determined using various applicable valuation techniques, including discounted cash flows approach and comparable transactions approach, etc. For the three and six months ended June 30, 2022, the significant unobservable inputs of expected rate of return for short-term investments were 2.25% to 4.61% and 2.25% to 4.61% (three and six months ended June 30, 2021: 1.65% to 5.59% and 1.65% to 5.59%, respectively). The higher the expected rate of return, the higher the fair value.

For the three and six months ended June 30, 2021 and 2022, there was no transfer between level 1, 2 and 3 for recurring fair value measurements.

6	Revenue

During the three and six months ended June 30, 2022, revenue contributed by music subscription packages, which were recognized over time, amounted to approximately RMB2,107 million and RMB4,100 million (three and six months ended June 30, 2021: approximately RMB1,791 million and RMB3,483 million, respectively).

During the six months ended June 30, 2021 and 2022, the majority of the revenue from online music services are recognized over time and the majority of the revenue from social entertainment services are recognized at a point in time.

As at December 31, 2021 and June 30, 2022, incremental contract costs related to contracts with customers were not material to the Group.

The Group does not disclose the information about the remaining performance obligations as the performance obligations of the Group have an expected duration of one year or less.

Details of contract liabilities were disclosed in Note 22.

7	Other gains, net

	Unaudited Three months ended June 30,		Unaudited Six months ended June 30,
	2021	2022	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million
Government grants and tax rebates (note i)	62	76	163	129
Gain on step-up acquisition arising from business combination (note ii)	—	139	—	141
Fair value change of investments	62	9	63	18
Loss on disposal of a subsidiary	—	—	(10)	—
Dividend from investments	18	4	18	7
Others	10	20	17	34

	152	248	251	329

Notes:

(i)	There are no unfulfilled conditions or contingencies related to these subsidies.

(ii)	The gain on step-up acquisition arising from business combination represents remeasurement gain on existing interests of the investments disclosed in Note 23.

8	Expenses by nature

	Unaudited Three months ended June 30,		Unaudited Six months ended June 30,
	2021	2022	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million
Service costs (note i)	4,872	4,116	9,545	8,230
Advertising agency fees	159	143	351	238
Employee benefits expenses (note ii)	974	1,076	1,851	2,097
Promotion and advertising expenses	595	230	1,204	488

Notes:

(i)	Service costs mainly comprised licensing costs, revenue sharing fees paid to content creators and content delivery costs that primarily consisted of server, cloud services and bandwidth costs.

(ii)

During the three and six months ended June 30, 2022, the Group incurred expenses for the purpose of research and development of approximately RMB628 million and RMB1,224 million (three and six months ended June 30, 2021: approximately RMB560 million and RMB1,064 million, respectively), which comprised employee benefits expenses of RMB549 million and RMB1,074 million (three and six months ended June 30, 2021: approximately RMB492 million and RMB944 million, respectively). No significant development expenses had been capitalized for the three and six months ended June 30, 2021 and 2022.

9	Finance costs

	Unaudited Three months ended June 30,		Unaudited Six months ended June 30,
	2021	2022	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million
Interest and related expenses	30	30	61	59
Exchange gains	(1)	(7)	(1)	(6)

	29	23	60	53

10	Taxation

(a)	Income tax expense

Income tax expense is recognized based on management’s best knowledge of the income tax rates expected for the period.

(i)	Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

(ii)	Hong Kong

Under the current tax laws of Hong Kong, TME Hong Kong is subject to Hong Kong profits tax at 16.5% on its taxable income generated from the operations in Hong Kong. Dividends from TME Hong Kong is not subject to Hong Kong profits tax.

(iii)	PRC

Under the Corporate Income Tax (“CIT”) Law in the PRC, foreign invested enterprises and domestic enterprises are subject to a unified CIT rate of 25%, except for available preferential tax treatments, including tax concession for enterprise approved as “High and New Technology Enterprise” (“HNTE”) “Software Enterprise” (“SE”) and “Key Software Enterprise” (“KSE”), and enterprise established in certain special economic development zones. Qualified HNTE is eligible for a preferential tax rate of 15%, Qualified SE is entitled to an exemption from income tax for the first two years, commencing from the first profitable year, and a reduction of half tax rate for the next three years and qualified KSE is eligible for a preferential tax rate of 10%.

Beijing Kuwo and a subsidiary of the Group, Guangzhou Fanxing Entertainment Information Technology Co., Ltd. (“Fanxing”), have been recognized as HNTE by relevant government authorities and were entitled a to preferential tax rate of 15% for the three and six months ended June 30, 2021 and 2022. Guangzhou Kugou subject to the unified CIT rate of 25% for the year ended December 31, 2021 and the three and six months ended June 30, 2021 and 2022. For the three and six months ended June 30, 2021, Yeelion Online and TME Tech Shenzhen were entitled to a reduced tax rate of 12.5%. For the three and six months ended June 30, 2022, Yeelion Online and TME Tech Shenzhen was recognized as HNTE by relevant government authorities and were entitled to a preferential tax rate of 15%. Yeelion Online Network Technology (“Tianjin”) Co., Ltd. (“Yeelion Online Tianjin”) and Guangzhou Shiyinlian Software Technology Co., Ltd. (“Shiyinlian”) were entitled to a reduced tax rate of 12.5% for the year ended December 31, 2021 and the three and six months ended June 30, 2021 and 2022.

Furthermore, certain subsidiaries of the Group are subject to other preferential tax treatment for certain reduced tax rates ranging from 2.5% to 9%.

The income tax expense of the Group is analyzed as follows:

	Unaudited Three months ended June 30,		Unaudited Six months ended June 30,
	2021	2022	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million
Current income tax	69	178	332	296
Deferred income tax (note b)	44	(54)	(92)	(82)

Total income tax expense	113	124	240	214

(b)	Deferred income taxes

The movements of deferred income tax assets/liabilities were as follows:

	Unaudited
	Deferred income tax assets	Deferred income tax liabilities	Deferred income tax, net
	RMB’million	RMB’million	RMB’million
At December 31, 2020	303	(265)	38
Credited to income statement	36	56	92
Business combination	—	(73)	(73)

At June 30, 2021	339	(282)	57

At December 31, 2021	346	(271)	75
Credited to income statement	53	29	82
Business combination	—	(8)	(8)

At June 30, 2022	399	(250)	149

The Group only recognizes deferred income tax assets for cumulative tax losses if it is probable that future taxable amounts will be available to utilize those tax losses. Management will continue to assess the recognition of deferred income tax assets in future reporting periods. As at December 31, 2021 and June 30, 2022, the Group did not recognize deferred income tax assets of RMB130 million and RMB124 million, respectively in respect of cumulative tax losses amounting to RMB674 million and RMB582 million, respectively. These tax losses will generally expire from 2022 to 2027.

11	Earnings per share

(a)	Basic earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period.

(b)	Diluted earnings per share

For the calculation of diluted earnings per share, weighted average number of ordinary shares outstanding is adjusted by the effect of dilutive securities, including share-based awards in respect of share options and restricted share units (“RSU”) as well as puttable shares, under the treasury stock method (collectively forming the denominator for computing the diluted earnings per share). Potentially dilutive securities, including share options, RSU and puttable shares, have been excluded from the computation of weighted average number of ordinary shares for the purpose of diluted earnings per share if their inclusion is anti-dilutive. No adjustments is made to earnings (numerator).

The following table sets forth the computation of basic and diluted earnings per share:

	Unaudited
	Three months ended June 30,		Six months ended June 30,
	2021	2022	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million
Earnings
Net profit attributable to equity holders of the Company	827	856	1,753	1,465

	Unaudited
	Three months ended June 30,		Six months ended June 30,
	2021	2022	2021	2022
		Number of shares
Shares
Weighted average ordinary shares outstanding, used in computing basic earnings per share	3,342,313,643	3,226,303,011	3,348,467,092	3,249,655,648
Adjustments for share options and RSUs	33,418,636	22,281,117	39,711,885	23,203,266

Number of shares used in computing diluted earnings per share attributable to the Company	3,375,732,279	3,248,584,128	3,388,178,977	3,272,858,914

	RMB	RMB	RMB	RMB
Basic earnings per share for Class A and Class B ordinary shares	0.25	0.27	0.52	0.45
Diluted earnings per share for Class A and Class B ordinary shares	0.24	0.26	0.52	0.45
Basic earnings per ADS	0.49	0.53	1.05	0.90
Diluted earnings per ADS	0.49	0.53	1.03	0.90

Note: One ADS represents two Class A ordinary shares of the Company.

For the three and six months ended June 30, 2021 and 2022, certain share options, certain RSU and puttable shares that were anti-dilutive and being excluded from the calculation of diluted earnings per share were immaterial on a weighted average basis.

12	Property, plant and equipment, land use rights, intangible assets and goodwill

	Unaudited
	Property, plant and equipment	Land use rights	Intangible assets	Goodwill
	RMB’million	RMB’million	RMB’million	RMB’million
Net book amount at January 1, 2022	243	1,495	2,829	19,121
Additions (note)	72	1,052	200	—
Business combinations	—	—	187	372
Depreciation and amortization	(47)	(30)	(465)	—

Net book amount at June 30, 2022	268	2,517	2,751	19,493

	Unaudited
	Property, plant and equipment	Land use rights	Intangible assets	Goodwill
	RMB’million	RMB’million	RMB’million	RMB’million
Net book amount at January 1, 2021	176	—	2,020	17,492
Additions	73	—	589	—
Business combinations	2	—	496	1,580
Disposals	(14)	—	—	(10)
Depreciation and amortization	(49)	—	(365)	—

Net book amount at June 30, 2021	188	—	2,740	19,062

Note:

In March 2022, the Group acquired land use rights with consideration of approximately RMB1.05 billion. The land use rights mainly represent prepaid operating lease payments in respect of land in the Mainland China with lease period of 30 years.

13	Right-of-use assets

Movements of right-of-use assets are as below:

	Unaudited
	Six months ended June 30,
	2021	2022
	RMB’million	RMB’million
Net book amount at January 1	311	283
Inception of new leases	57	250
Depreciation charge	(59)	(68)
Disposal	(4)	—

Net book amount at June 30	305	465

The interest expense arising from lease liabilities (included in finance costs) and expenses related to short-term leases (included in cost of revenue and expenses) are as below:

	Unaudited		Unaudited
	Three months ended June 30,		Six months ended June 30,
	2021	2022	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million
Interest expense (included in finance costs)	4	3	8	7
Expense relating to short-term leases (included in cost of revenues and expenses)	83	83	164	171

During the six months ended June 30, 2021 and 2022, the lease of low value were immaterial and there were no lease with variable lease payment.

The total cash outflow in financing activities for leases for the six months ended June 30, 2021 and 2022 was RMB62 million and RMB87 million, including principal elements of lease payments of approximately RMB54 million and RMB73 million, respectively, and related interest paid of approximately RMB8 million and RMB14 million, respectively.

Accordingly, the total cash outflow for leases for the six months ended June 30, 2021 and 2022 was RMB226 million and RMB258 million, respectively.

The Group considered the lease as a single transaction in which the asset and liability are integrally linked and no net temporary difference at inception. As at December 31, 2021 and June 30, 2022, net temporary difference arose on settlement of the liability and the amortization of the leased asset on which deferred tax was immaterial.

Extension and termination options are included in a number of leases across the Group. These are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor.

14	Investments accounted for using equity method

	Audited As at December 31, 2021	Unaudited As at June 30, 2022
	RMB’million	RMB’million
Investments in associates	3,522	4,038
Investments in joint ventures	77	79

	3,599	4,117

	Unaudited Three months ended June 30,		Unaudited Six months ended June 30,
	2021	2022	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million
Share of (loss)/profit of investments accounted for using equity method:
Associates	(20)	(5)	(46)	15
Joint ventures	(2)	(1)	(3)	(1)

	(22)	(6)	(49)	14

Movement of investments in associates and joint ventures is analyzed as follows:

	Unaudited
	Six months ended June 30,
	2021	2022
	RMB’million	RMB’million
At January 1	2,255	3,599
Additions (note)	1,332	475
Share of (loss)/profit, net	(49)	14
Share of other comprehensive income/(loss)	12	(3)
Step acquisition accounted for as business combination	—	(93)
Capital reduction	—	(21)
Currency translation differences	(19)	165
Dividend received	(2)	(19)

At June 30	3,529	4,117

Notes:

(a)

In January 2021, the Group completed the additional investment in a consortium, Concerto Partners LLC (“Concerto”), which is led by Tencent to acquire equity stake in Universal Music Group (“UMG”), with same proportion of the Group’s equity stake as 9.94%, for an investment consideration of EUR161 million (equivalent to approximately RMB1,270 million).

According to the shareholders agreement of Concerto, the Group is able to participate in certain key decision making process of Concerto and therefore, this investment is accounted for as investment in an associate.

(b)

Both external and internal sources of information of associates are considered in assessing whether there is any indication that the investments maybe impaired, including but not limited to their financial positions, business performances and market capitalization. During the six months ended June 30, 2021 and 2022, no impairment loss was recognized.

There are no material contingent liabilities relating to the Group’s interests in the investments accounted for using equity method.

15	Financial assets at fair value

(a)	Financial assets at fair value through other comprehensive income

As at December 31, 2021 and June 30, 2022, the Group’s financial assets at fair value through other comprehensive income mainly represented its equity investment in Spotify Technology S.A. and Warner Music Group Corp (“WMG”).

Movement of financial assets at fair value through other comprehensive income is analyzed as follows:

	Unaudited Six months ended June 30,
	2021	2022
	RMB’million	RMB’million
Listed equity investments
At January 1	9,771	7,302
Fair value change (note)	(1,145)	(4,290)
Currency translation differences	(82)	228

At June 30	8,544	3,240

Note:	The fair value change is resulted from the quoted market prices movements of the listed equity investments held by the Group during the six months ended June 30, 2021 and 2022

(b)	Other investments

Other investments represent financial assets at fair value through profit or loss. Movement of other investments is analyzed as follows:

	Unaudited Six months ended June 30,
	2021	2022
	RMB’million	RMB’million
At January 1	386	236
Additions	—	150
Fair value change	39	—
Disposal	—	(74)
Currency translation differences	(1)	10

At June 30	424	322

Of which are:
Current	37	37
Non-current	387	285

	424	322

(c)	Short-term investments

Short-term investments represent investments issued by commercial banks in the PRC with a variable return and accounted for as financial assets at fair value through profit or loss. Movement of short-term investments is analyzed as follows:

	Unaudited Six months ended June 30,
	2021	2022
	RMB’million	RMB’million
At January 1	—	1,029
Additions	4,596	160
Business combinations	100	—
Fair value change	24	18
Disposal	(2,385)	(91)

At June 30	2,335	1,116

16	Prepayments, deposits and other assets

	Audited As at December 31, 2021	Unaudited As at June 30, 2022
	RMB’million	RMB’million
Included in non-current assets
Prepaid contents royalties	743	622

	743	622

Included in current assets
Prepaid contents royalties	1,755	2,221
Value-added tax recoverable	136	181
Prepaid vendors deposits and other receivables	404	393
Prepaid promotion and other expenses	329	429
Receivable from Tencent (Note 25(b))	51	55
Others	56	119

	2,731	3,398

17	Accounts receivable

	Audited As at December 31, 2021	Unaudited As at June 30, 2022
	RMB’million	RMB’million
Accounts receivable	3,630	2,923
Less: loss allowance for expected credit losses	(20)	(25)

Accounts receivable, net	3,610	2,898

Aging analysis of the accounts receivable based on invoice date:
Up to 3 months	2,804	2,033
3 to 6 months	321	156
Over 6 months	505	734

	3,630	2,923

18	Share capital

	Unaudited
	Number of issued shares*	Share capital RMB’million	Additional paid-in capital RMB’million	Shares held for share award schemes RMB’million	Treasury shares RMB’million
Balance at January 1, 2022
(US$0.000083 par value; 4,800,000,000 shares authorized)	3,390,154,264	2	36,238	(183)	(3,660)
Employee share award schemes
— Exercise of share options/ RSUs (note iv)	—	—	141	—	234
— Shares held for share award schemes (note i)	—	—	—	(10)	—
Repurchase of ordinary shares (note iii)	—	—	—	—	(1,205)

Balance at June 30, 2022
(US$0.000083 par value; 4,800,000,000 shares authorized)	3,390,154,264	2	36,379	(193)	(4,631)

	Unaudited
	Number of issued shares*	Share capital RMB’million	Additional paid-in capital RMB’million	Shares held for share award schemes RMB’million	Treasury shares RMB’million
Balance at January 1, 2021
(US$0.000083 par value; 4,800,000,000 shares authorized)	3,385,143,738	2	35,044	(78)	(134)
Expiry of put right of puttable ordinary shares	—	—	535	—	—
Employee share award schemes
— Exercise of share options/ RSUs (note iv)	—	—	580	—	—
— Shares held for share award schemes (note i)	—	—	—	(90)	—
Issuance of ordinary shares	5,010,526	—	—	—	—
Repurchase of ordinary shares (note iii)	—	—	—	—	(1,682)

Balance at June 30, 2021
(US$0.000083 par value; 4,800,000,000 shares authorized)	3,390,154,264	2	36,159	(168)	(1,816)

As at December 31, 2021 and June 30, 2022, analysis of the Company’s issued shares is as follows:

	Audited As at December 31, 2021		Unaudited As at June 30, 2022
	Number of issued shares	Share capital RMB’ million	Number of issued shares	Share capital RMB’ million
Class A ordinary shares	1,675,015,086	1	1,675,015,086	1
Class B ordinary shares	1,715,139,178	1	1,715,139,178	1

	3,390,154,264	2	3,390,154,264	2

*	All issued shares were fully paid as at December 31, 2021 and June 30, 2022.

Notes:

(i)

During the six months ended June 30, 2021 and 2022, the Share Scheme Trust withheld 1,451,022 and 583,910 Class A ordinary shares of the Company for an amount of approximately RMB90 million and RMB10 million, respectively, which had been deducted from the equity.

(ii)

As at December 31, 2021 and June 30, 2022, 16,297,722 and 11,936,470 Class A ordinary shares are held in the Share Scheme Trust for the purpose of granting awarded shares to the participants under the Share Award Schemes, respectively.

(iii)	Repurchase of shares

In March 2021, the board of directors of the Company authorized another share repurchase program (the “Share Repurchase Program”), under which the Company may repurchase up to US$1 billion of its Class A ordinary shares in the form of ADSs (the “Repurchase Amount”). The first half of the Repurchase Amount had to be completed during a twelve-month period commencing on March 29, 2021, while the second half of the Amount has been approved to perform during a twelve-month period commencing on December 15, 2021.

During the year ended December 31, 2021 and the six months ended June 30, 2021 and 2022, the Company repurchased 49,046,329, 15,630,014 and 37,792,877 ADSs from the open market, at an aggregate consideration of approximately US$553 million, US$261 million and US$183 million in cash, under the Share Repurchase Program.

The Company accounts for the repurchased ordinary shares as treasury stock under the cost method, and records it as a component of the shareholders’ equity.

As at December 31, 2021 and June 30, 2022, treasury shares of the Company amounted to 50,491,189 and 84,829,642 ADSs, respectively.

In April 2022, the Company executed certain cash enhanced share repurchase transactions under the Share Repurchase Program with a financial institution to repurchase its shares at a pre-determined purchase price. The transactions was expired in June 2022 with no shares repurchased and the Company receive US$6.65 million (equivalent to approximately RMB49 million) premiums according to the terms of these transactions. These premiums were recognized directly within equity.

(iv)

During the six months ended June 30, 2021 and 2022, the Company transferred nil and 6,908,848 Class A ordinary shares from the Treasury shares to the grantees for the exercise of share options/RSUs, respectively.

19	Share based compensation

(a)	Share-based compensation plans of the Company

The Group has adopted three share-based compensation plans, namely, the 2014 Share Incentive Plan, the 2017 Restricted Share Scheme and the 2017 Option Plan.

(i)	2014 Share Incentive Plan

2014 Share Incentive Plan was approved by the then board of directors of the Company in October 2014 prior to the Merger. According to the 2014 Share Incentive Plan, 96,704,847 ordinary shares have been reserved to be issued to any qualified employees, directors, non-employee directors, and consultants as determined by the board of directors of the Company. The options will be exercisable only if option holder continues employment or provides services through each vesting date. The maximum term of any issued stock option is ten years from the grant date.

Some granted options follow the first category vesting schedule, one-fourth (1/4) of which shall vest and become exercisable upon the first anniversary of the date of grant and one-eighth (1/8) of which shall vest and become exercisable on each half of a year anniversary thereafter. Some granted options follow the second category vesting schedule, one-fourth (1/4) of which shall vest upon the first anniversary of the grant date and one-sixteenth (1/16) of which shall vest on each three months thereafter. Under the second category vesting schedule, in the event of the Company’s completion of an IPO or termination of the option holder’s employment agreement by the Company without cause, the vesting schedule shall be accelerated by a one year period (which means that the whole vesting schedule shall be shortened from four years to three years). For the third category vesting schedule, all options shall vest upon the first anniversary of the grant date, and in the event of the Company’s completion of an IPO. The option holders may elect at any time to exercise any part or all of the vested options before the expiry date.

		Unaudited
	Number of options	Weighted- average exercise price (US$)	Weighted- average grant date fair value (US$)
Outstanding as at January 1, 2022	2,991,778	0.22	1.94
Exercised	(1,382,648)	0.23	1.94

Outstanding as at June 30, 2022	1,609,130	0.22	1.93

Vested and expected to vest as at June 30, 2022	1,609,130	0.22	1.93
Exercisable as at June 30, 2022	1,609,130	0.22	1.93
Non vested as at June 30, 2022	—	—	—
Outstanding as at January 1, 2021	5,983,900	0.23	1.93
Exercised	(2,366,404)	0.24	1.91

Outstanding as at June 30, 2021	3,617,496	0.22	1.94

Vested and expected to vest as at June 30, 2021	3,617,496	0.22	1.94
Exercisable as at June 30, 2021	3,617,496	0.22	1.94
Non vested as at June 30, 2021	—	—	—

The weighted average price of the shares at the time these options were exercised was US$11.36 per share (equivalent to approximately RMB76.10) and US$2.78 per share (equivalent to approximately RMB18.65) during the six months ended June 30, 2021 and 2022.

Share options outstanding at the end of the period have the following expiry date and exercise prices:

Expiry date	Exercise price		June 30, 2021	June 30, 2022
10 years commencing from the date of grant of options	US$	0.000076	595,182	282,210
	US$	0.27	3,022,314	1,326,920

Total			3,617,496	1,609,130

Weighted average remaining contractual life of options outstanding at end of period:			4.52	3.44

(ii)	2017 Restricted Share Scheme and 2017 Option Plan

Followed the completion of the Merger, the Company has reserved certain ordinary shares to be issued to any qualified employees of Tencent Music Business transferred to the Group.

Pursuant to the RSUs agreements under the 2017 Restricted Share Scheme, subject to grantee’s continued services to the Group through the applicable vesting date, some RSUs follow the first category of vesting schedule, one-fourth (1/4) of which shall vest eighteen months after grant date, and one-fourth (1/4) every year after. Some granted RSUs shall follow the second vesting schedule, half (1/2) shall vest six months after grant date, and the other half shall vest six months thereafter. Other granted RSUs shall follow the third vesting schedule, which were divided into range of half, one to third and one to fourth tranches on an equal basis as at their grant dates, and the tranches will become exercisable in each subsequent year.

Movements in the number of RSUs for the six months ended June 30, 2021 and 2022 are as follows:

	Number of awarded shares
	Unaudited Six months ended June 30,
	2021	2022
Outstanding as at January 1	41,011,362	43,728,098
Granted	2,821,410	11,705,222
Vested	(11,115,850)	(9,584,506)
Forfeited	(1,323,038)	(4,033,936)

Outstanding as at June 30	31,393,884	41,814,878

Expected to vest as at June 30	28,816,613	37,367,380

The fair value of the restricted shares was calculated based on the fair value of ordinary shares of the Company. The weighted average fair value of restricted shares granted during the six months ended June 30, 2021 and 2022 was US$10.39 per share (equivalent to approximately RMB69.59 per share) and US$1.95 per share (equivalent to approximately RMB13.07 per share), respectively.

Share options granted are generally subject to a four batches vesting schedule as determined by the board of directors upon the grant. One-fourth (1/4) of which shall vest nine months or eighteen months after grant date, respectively, as provided in the grant agreement, and one-fourth (1/4) of which vest upon every year thereafter.

		Unaudited
	Number of options	Weighted- average exercise price (US$)	Weighted- average grant date fair value (US$)
Outstanding as at January 1, 2022	24,792,940	5.24	2.79
Granted	16,243,268	1.94	0.92
Exercised	(302,946)	0.27	3.11
Forfeited	(570,048)	5.46	2.62

Outstanding as at June 30, 2022	40,163,214	3.94	2.04

Vested and expected to vest as at June 30, 2022	38,096,145	3.96	2.05
Exercisable as at June 30, 2022	11,390,422	4.52	2.67
Non vested as at June 30, 2022	28,772,792	3.71	1.78
Outstanding as at January 1, 2021	21,151,186	4.45	2.68
Granted	1,262,240	7.61	3.73
Exercised	(3,751,376)	2.07	2.16
Forfeited	(223,802)	5.72	2.95

Outstanding as at June 30, 2021	18,438,248	5.13	2.85

Vested and expected to vest as at June 30, 2021	17,669,946	5.08	2.84
Exercisable as at June 30, 2021	6,901,528	3.48	2.53
Non vested as at June 30, 2021	11,536,720	6.12	3.04

The weighted average price of the shares at the time these options were exercised was US$10.42 per share (equivalent to approximately RMB69.77) and US$2.83 per share (equivalent to approximately RMB18.95) during the six months ended June 30, 2021 and 2022, respectively.

The fair value of share options were valued using the Binomial option-pricing model.

Assumptions used in the Binomial option-pricing model are presented below:

	Unaudited Six months ended June 30,
	2021	2022
Risk free interest rate	1.63%	2.15%
Expected dividend yield	0%	0%
Expected volatility	43.50%	55%
Exercise multiples	2.2	2.2-2.8
Contractual life	10 years	10 years

Share options outstanding at the end of the period have the following expiry date and exercise prices:

Expiry date	Exercise price	June 30, 2021	June 30, 2022
10 years commencing from the date of grant of options	US$0.27	—	968,496
	US$1.93	—	16,183,552
	US$2.32	6,151,198	4,270,392
	US$3.32	—	307,792
	US$4.04 ~ US$4.24	325,000	579,952
	US$5.29	—	5,934,890
	US$6.20 ~ US$6.37	4,105,892	4,161,982
	US$7.05 ~ US$7.61	7,687,078	7,587,078
	US$9.53	169,080	169,080

Total		18,438,248	40,163,214

Weighted average remaining contractual life of options outstanding at end of period:		7.60	8.30

(b)	Share-based compensation plans of Tencent

Tencent operates a number of share-based compensation plans (including share option scheme and share award scheme) and granted certain share options and shares awards to the employees of the Group prior to the Merger in July 2016 or any employees of Tencent Group transferred to the Group. No new grant to the employees of the Group by Tencent occurred during the six months ended June 30, 2021 and 2022.

Share options granted are generally subject to a four-year or five-year vesting schedule as determined by the board of directors of Tencent. Under the four-year vesting schedule, share options in general vest one-fourth (1/4) upon the first anniversary of the grant date, and one-fourth (1/4) every year after. Under the five-year vesting schedule, depending on the nature and purpose of the grant, share options in general vest one-fifth (1/5) upon the first or second anniversary of the grant date, respectively, as provided in the grant agreement, and one-fifth (1/5) every year after.

RSUs are subject to a three-year or four-year vesting schedule, and each year after the grant date, one-third (1/3) or one-fourth (1/4) shall vest accordingly. No outstanding share options or RSUs will be exercisable or subject to vesting after the expiry of a maximum of seven years from the date of grant.

For the share options of Tencent relevant to the Group, the average exercise price was HK$209.78 and HK$209.78, and a weighted average grant date fair value was HK$64.83 and HK$64.83, as at December 31, 2021 and June 30, 2022, respectively. The fair values of employee stock options were valued using the Binomial option-pricing model.

For the awarded shares, as at December 31, 2021, and June 30, 2022, the fair value of the awarded shares was calculated based on the market price of the Tencent’s shares at the respective grant date.

(c)	Expected retention rate of grantees

The Group has to estimate the expected yearly percentage of grantees that will stay within the Group at the end of the vesting periods of the options and awarded shares (the “Expected Retention Rate”) in order to determine the amount of share-based compensation expenses charged to the consolidated income statement. As at December 31, 2021 and June 30, 2022, the Expected Retention Rate of the Group was assessed to be 87%-95%, 87%-95%.

20	Notes payable

	Audited As at December 31, 2021	Unaudited As at June 30, 2022
	RMB’million	RMB’million
Included in non-current liabilities
Notes payable	5,062	5,331

	5,062	5,331

In September 2020, the Company issued two tranches of senior unsecured notes with an aggregate principal amount of US$800 million as set out below.

	Principal amount	Carrying amount at		Interest Rate (per annum)	Due
		Audited December 31, 2021	Unaudited June 30, 2022
	US$’million	RMB’million	RMB’million
2025 Notes	300	1,903	2,004	1.375%	2025
2030 Notes	500	3,159	3,327	2.000%	2030

	800	5,062	5,331

Notes payable issued by the Company were recognized initially at fair value and subsequently carried at amortized cost.

The fair value of notes payable as at June 30, 2022 was US$666 million (equivalents to approximately RMB4,469 million). The fair values of notes payable are based on the quoted market prices at the end of reporting period. They are classified as level 1 fair values in the fair value hierarchy.

All the notes payable were included in non-current liabilities. Interest is payable semi-annually in arrears on and of each year, beginning in March 2021.

21	Other payables and other liabilities

	Audited As at December 31, 2021	Unaudited As at June 30, 2022
	RMB’million	RMB’million
Included in non-current liabilities
Government grants	2	—
Deferred income	30	14

	32	14

Included in current liabilities
Dividend payable	12	12
Accrued expenses (Note i)	3,133	2,525
Advances from customers	85	117
Investment payables	28	27
Other tax liabilities	131	136
Deferred income	34	35
Share repurchase payables	82	—
Other deposits	99	110
Payable for acquisition of land use right (Note ii)	—	526
Others	228	299

	3,832	3,787

Notes:

(i)	Accrued expenses mainly comprise payroll and welfare, advertising and marketing, short-term lease rental and other operating expenses.

(ii)

In March 2022, the Group acquired a land use right at a consideration of RMB1.05 billion with an amount of RMB526 million paid as at June 30, 2022 and remaining RMB526 million to be paid in the second half of 2022.

22	Deferred revenue

Deferred revenue mainly represents contract liabilities in relation to the service fees prepaid by customers for time-based virtual gifts, membership subscriptions, content sublicensing and digital music albums or single songs, for which the related services had not been rendered as at December 31, 2021 and June 30, 2022.

23	Business Combinations

(a)	Acquisition of a karaoke platform company

In March 2022, the Group entered into a definitive agreement with M&E Mobile Limited (“M&E”), an associate of the Group which operates karaoke platform “Pokekara” in Japan, to acquire additional 25% of its equity interest at cash consideration of approximately US$39 million (equivalent to approximately RMB259 million). The acquisition was completed in April 2022. Upon completion of the acquisition, the Group held 55% of equity interest in M&E Mobile Limited and it became a non-wholly owned subsidiary of the Group.

As a result of the acquisition, the Group is expected to increase its presence in karaoke platforms in Japan. Goodwill arising from the acquisition was attributable to an increase in coverage of the karaoke market of Japan. The goodwill recognized was not expected to be deductible for income tax purpose.

As at the acquisition date, the fair value of the existing interest of the Group in M&E was RMB214 million and the fair value of the non-controlling interest of M&E was RMB213 million. The identifiable assets acquired and liabilities assumed at the acquisition date includes goodwill of RMB367 million, cash and cash equivalents of RMB75 million, accounts receivables of RMB13 million, intangible assets of RMB186 million, prepayments, deposits and other assets of RMB125 million and various liabilities assumed of RMB80 million.

The revenue and the results contributed by the acquiree to the Group subsequent to the acquisition were insignificant. The Group’s revenue and results for the period would not be materially different should the acquisition had occurred on January 1, 2022.

Transaction costs were not significant and were charged to general and administrative expenses in the consolidated income statement during the six months ended June 30, 2022.

(b)	Other business combinations

During the six months ended June 30, 2021 and 2022, the Group acquired equity interests of companies with total considerations of nil and RMB13 million, respectively. The revenue and the results contributed by the acquired subsidiary subsequent to the acquisition was insignificant to the Group. The Group’s revenue and results for the period would not be materially different should the acquisition had occurred on January 1, 2021 and 2022.

24	Commitments

(a)	Commitments

The following table summarizes future minimum commitments of the Group under non-cancelable operating arrangements, which are mainly related to purchase of bandwidth and other services:

	Audited As at December 31, 2021	Unaudited As at June 30, 2022
	RMB’million	RMB’million
Within one year	348	345
Later than one year but not later than five years	24	117

	372	462

(b)	Contents royalty

The Group is subject to the following minimum royalty payments associated with certain of its license agreements:

	Audited As at December 31, 2021	Unaudited As at June 30, 2022
	RMB’million	RMB’million
Within one year	2,511	1,819
Later than one year but not later than five years	1,189	1,013

	3,700	2,832

(c)	Investment commitments

As at December 31, 2021 and June 30, 2022, the Group had commitments of approximately RMB513 million and RMB41 million, respectively, to invest in equity interest of certain entities.

25	Related party transactions

The table below sets forth the major related parties and their relationships with the Group during the period ended June 30, 2022:

Name of related parties	Relationship with the Group
Tencent and its subsidiaries other than the entities controlled by the Group (“Tencent Group”)	The Company’s principal owner
China Literature Limited (“China Literature”)	Tencent’s subsidiary

(a)	Transactions

For the three and six months ended June 30, 2021 and 2022, significant related party transactions were as follows:

	Unaudited Three months ended June 30,		Unaudited Six months ended June 30,
	2021	2022	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million
Revenue
Online music services to Tencent Group (Note (i))	90	72	181	148
Online music services to the Company’s associates and associates of Tencent Group	100	44	238	74
Social entertainment services and others to Tencent Group, the Company’s associates and associates of Tencent Group	35	17	104	41
Expenses
Operation expenses recharged by Tencent Group	333	323	659	674
Advertising agency cost to Tencent Group	151	131	339	212
Content royalties to Tencent Group, the Company’s associates and associates of Tencent Group (Note (ii))	128	187	231	326
Other costs to the Company’s associates and associates of Tencent Group	50	16	66	37

Notes:

(i)	Including revenue from content sublicensing, online advertising and subscriptions provided to Tencent Group pursuant to the Business Cooperation Agreement.

(ii)

In March 2020 the Group signed a five-year strategic partnership with China Literature, a subsidiary of Tencent. Through this partnership arrangement, the Group was granted a global license to produce derivative contents in the form of audiobooks of online literary works for which China Literature has the rights to or the license to adapt, and the rights to sublicense; as well as to allow the Group to distribute existing audiobooks in China Literature’s portfolio.

The aggregate total minimum guarantee profit sharing payable to China Literature for the five-year period was in the amount of RMB250 million, any excess portion will be shared based on a pre-determined percentage. The present value of the minimum guarantee of RMB227 million was recognized as intangible assets in March 2020.

Amortization expense for the six months ended June 30, 2021 and 2022 was included in the content royalties to Tencent Group presented above.

These related party transactions were conducted at prices and terms as agreed by the respective parties involved.

(b)	Balances with related parties

	Audited As at December 31, 2021	Unaudited As at June 30, 2022
	RMB’million	RMB’million
Included in accounts receivable from related parties:
Tencent Group (Note)	2,510	1,621
The Company’s associates and associates of Tencent Group	90	98
Included in prepayments, deposits and other assets from related parties:
Tencent Group	51	55
The Company’s associates and associates of Tencent Group	142	174
Included in accounts payable to related parties:
Tencent Group	719	2,013
The Company’s associates and associates of Tencent Group	198	127
Included in other payables and accruals to related parties:
Tencent Group	440	490
The Company’s associates and associates of Tencent Group	55	49

Note:	The balance is mainly arising from user payments collected through various payment channels of Tencent Group pursuant to the Business Cooperation Agreement signed upon the Merger.

Outstanding balances were unsecured and were repayable on demand. As at December 31, 2021 and June 30, 2022, balances included in prepayments, deposits and other assets from related parties of RMB10 million and RMB9 million, respectively, were non-trade in nature and the remaining balances were trade in nature.

(c)	Key management personnel compensation

	Unaudited
	Three months ended June 30,		Six months ended June 30,
	2021	2022	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million
Short-term employee benefits	17	17	34	34
Share-based compensation	46	37	82	70

	63	54	116	104

26	Contingent liabilities

The Group is involved in a number of claims pending with various courts, or otherwise unresolved as at December 31, 2021 and June 30, 2022. These claims are mainly related to alleged copyright infringement with an aggregate amount of damages sought of approximately RMB57 million and RMB261 million respectively. Adverse results in these claims may include awards of damages and may also result in, or even compel a change in the Company’s business practices, which could impact the Company’s future financial results.

In addition, in September 2019 and October 2019, respectively, the Company, certain of its current and former directors and officers, and Tencent bearing the status as the Company’s controlling shareholder, were named as defendants in two putative securities class actions filed in the U.S. District Court for the Eastern District of New York and the Supreme Court of the State of New York, County of New York. Both actions, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the ADSs, allege that the Company’s public filings contained material misstatements and omissions in violation of the U.S. federal securities laws. Complaints related to these claims were filed and the Company served motions to dismiss the complaints. These actions remain in their preliminary stages. With the legal advice, the Company believes these cases are without merit and intends to defend actions vigorously.

The Company is unable to estimate the reasonably possible loss or a range of reasonably possible losses for proceedings in the early stages or where there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. Although the results of unsettled litigations and claims cannot be predicted with certainty, the Company does not believe that, as at December 31, 2021 and June 30, 2022, there was at least a reasonable possibility that the Company may have incurred a material loss, or a material loss in excess of the accrued expenses, with respect to such loss contingencies. The Group had made certain accruals in “Accounts payable” in the consolidated balance sheet as at December 31, 2021 and June 30, 2022 and recognized related costs as expenses for the three and six months ended June 30, 2021 and 2022. The losses accrued include judgments handed down by the court and out-of-court settlements after December 31, 2021 and June 30, 2022, but related to cases arising on or before December 31, 2021 and June 30, 2022. The Company is in the process of appealing in certain cases. However, the ultimate timing and outcome of pending litigation is inherently uncertain. Therefore, although management considers the likelihood of a material loss for all pending claims, both asserted and unasserted, to be remote, if one or more of these legal matters were resolved against the Company in the same reporting period for amounts in excess of management’s expectations, the Company’s consolidated financial statements of a particular reporting period could be materially adversely affected.

27	Dividends

No dividend has been paid or declared by the Company during the six months ended June 30, 2021 and 2022.

No dividend or distribution has been declared or paid by the Company or companies comprising the Group in respect of any period subsequent to June 30, 2022.

28	Events occurring after the reporting period

On September 9, 2022, the Company issued 42,000,000 Class A ordinary shares to a subsidiary of the Company. These newly issued Class A ordinary shares will be provided to certain designated securities dealers under a stock borrowing and lending agreement entered by the Company and these designated securities dealers on September 15, 2022. These newly issued Class A ordinary shares held by the Company’s subsidiary will be consolidated by the Group and will not be regarded as outstanding shares of the Company.